Filed by TriState Capital Holdings, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TriState Capital Holdings, Inc.
(Commission File No.: 001-35913)
The following is a transcript of a joint conference call held by TriState Capital Holdings, Inc. and Raymond James Financial, Inc. on Thursday, October 21, 2021 at 8:30 a.m. EST to discuss the entry into a definitive merger agreement by Raymond James Financial, Inc. and TriState Capital Holdings, Inc.

TriState Capital

Third Quarter 2021 Earnings Call

Thursday, October 21, 2021, 8:30 AM Eastern

CORPORATE PARTICIPANTS
Kristie Waugh - Head of Investor Relations, Raymond James Financial
Paul Reilly - Chairman and CEO, Raymond James Financial
Paul Shoukry - CFO, Raymond James Financial
Jim Getz - Chairman and Chief Executive Officer, TriState Capital Holdings

PRESENTATION
Operator
Good morning, everyone, and thank you for joining me a joint call with Raymond James Financial and TriState Capital Holdings. This call is being recorded and a replay will be available on the Investor Relations page of the Company's website at www.raymondjames.com and investors.tristatecapitalbank.com.
Now, I'll turn the conference call over to Kristie Waugh, Head of Investor Relations at Raymond James financial.
Kristie Waugh
Good morning. Thank you, Jamie. Thank you everyone for joining us as we discuss Raymond James Financial announced acquisition of TriState Capital Holdings. With us on the call today are Raymond James Chairman and CEO, Paul Reilly; CFO, Paul Shoukry; and Jim Getz, Chairman and CEO of TriState Capital Holdings. Also available during the Q&A portion of the call are David Demas, TriState Capital, CFO; Brian Fetterolf, President and CEO of TriState Capital Bank; and Tim Riddle, Chartwell Investment Partners' CEO.
The presentation being reviewed this morning is available on Raymond James Investor Relations websites. Following the prepared remarks, the operator will open the line for questions. Statements including in this communication which are not historical in nature are intended to be and are hereby identified as forward-looking statements for purposes of the Safe Harbor provided by Section 27-A of the Securities Act of 1933 and Section 21-E of the Securities Exchange Act of 1934.
These statements included, but are not limited to statements about the benefits of the proposed acquisition of TriState Capital by Raymond James, including future financial and operating results, including the anticipated effects of the transaction on Raymond James' and TriState Capital's respective earnings, statements related to the expected timing of the completion of the transaction, Raymond James' plans post-transaction, objectives, expectations, intentions, and other statements that are not historical facts.
Forward-looking statements may be identified by terminology such as may, will, should, scheduled, plans, intends, anticipates, expects, believes, estimates, potential, or continue or negatives of such terms or other comparable terminology. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Raymond James or TriState Capital to differ materially from any results expressed or implied by such forward-looking statements.
Such factors include the ones listed in yesterday's press release concerning the transaction. Additional factors which could affect future results for Raymond James and TriState Capital can be found in Raymond James' annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K; and TriState Capital's annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K in each case filed with the SEC and available on SEC's website at www.sec.gov.
Raymond James and TriState Capital disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Now, I'm pleased to turn the call over to TriState Capital Holdings' Chairman and CEO, Jim Getz. Mr. Getz?
Jim Getz
Thank you very much, Kristie. Good morning and thank you for joining us. I'd like to personally welcome Paul Reilly and Paul Shoukry to Pittsburgh. It's an honor and a pleasure to have you with us. While the third quarter results we reported yesterday will not be the focus of our comments today, we believe that they are indicative of the performance that attracted the attention of Raymond James in the first place. Once again, each of our asset management, private banking, commercial banking businesses contributed to strong organic growth and quarterly revenue, net interest income, net income, and net income available to common shareholders as well as the 69% increase in earnings per share over the same period last year.
At Chartwell Investment Partners, our team's performance continued to attract positive net inflows, totaling some $499 million from institutional and retail clients year-to-date along with double digit organic growth in assets under management and revenue. TriState Capital's middle-market commercial lending team also continued to deliver differentiated results with nearly 15% full year organic growth over the last 12 months. And we continue to enhance TriState Capital's position as the nation's leading independent provider of private banking securities based loans, primarily collateralized by marketable securities.
These loans grew organically by 39% over the last 12 months to surpass 6 billion or 63% of total loans. Our national distribution network for this offering also continued to grow, numbering 322 independent investment advisory firms, trust companies, broker dealers, regional securities firms, family offices, insurance companies, and other financial intermediaries. Our agile and responsive funding mechanism continues to perform as a design, including our national treasury and liquidity management services for sophisticated clients. Treasury management deposit account balances were up more than $1 billion during the past 12 months and $2.45 billion since we launched the offering.
Overall, TriState Capital has continued to deliver profitable and responsible organic growth, and we fully expect this record of success to continue. In fact, we expect to further accelerate our progress in partnership with our friends at Raymond James. So now, let's discuss the announcement we made jointly with Raymond James yesterday afternoon.
We believe the transaction is an extraordinarily opportunity for all of our stakeholders. For our clients, there are many clear benefits. They will continue to be served by the same talented people our clients deal with on a daily basis as TriState Capital and Chartwell will continue to operate independently within Raymond James.
The technology, we've invested heavily and it will remain in place, including what we've deployed to provide an exceptional client experience. In addition, we believe the combination of our balance sheets will provide ample capital and liquidity to meet our clients' needs through commercial and securities-backed lending.
Furthermore, Raymond James will bring us additional resources to continue investing in people, products and technology to help us further strengthen our client relationships.
For our common stockholders, this transaction provides full and fair pricing not only reflecting TriState Capital's high growth trajectory since its 2007 founding, but the foundation we have built to realize its growth potential in the years ahead. By receiving the vast majority of the purchase price in the RJF common stock, we have partnered with a company that has generated strong returns for its shareholders since going public in 1983.
For our employees, we intend to maintain the entire workforce of TriState Capital and Chartwell, joining a partner that shares our commitment to responsive client service, rewarding results and the entrepreneurial mindset that enabled us to attract some of the best in the business to our organization. Very importantly, we can also take tremendous pride and the opportunity to be part of a larger organization. It is one of the most highly regarded diversified financial service companies in the nation.
Raymond James shares our most important core values, including independence, a long-term perspective, integrity, and putting clients squarely at the center of everything we do and every decision we make. We could not be more pleased to be partnering with Raymond James to take TriState Capital and Chartwell to the next level of success.
So, it is my pleasure to introduce Chairman and Chief Executive Officer of Raymond James, Paul Reilly.
Paul Reilly
Thank you, Jim, and I can't tell you how excited really to be here with you in Pittsburgh alongside your management team to discuss this transaction, which will bring together two strong franchises that always put clients first and make decisions for the long term.
As we discussed at our Analyst and Investor Day in June, investing in a long-term profitable growth has always been how we prioritize our utilization of capital. And this announcement further reinforces our commitment to utilizing our strong capital position to drive attractive returns for shareholders. While we have primarily grown organically, we make acquisitions only on a very selective basis. When we have the conviction that the combination of the two firms will make each other stronger, which we are confident will be the case when TriState Capital and Chartwell join the Raymond James family.
The primary reason we've been successful at acquiring and integrating firms is because we have stayed true to our acquisition criteria. The transaction first and foremost has to be a strong cultural fit, has to have a great strategic reason and have to make financial sense for our shareholders. I'm pleased to say that TriState Capital checks all those boxes first and foremost starting with the culture.
Similar to our own, TriState has a terrific client-centric franchise focused on serving clients with premier banking and asset management services. They value independence and have an entrepreneurial culture and energy that has propelled their consistent success.
We've known each other for a while, first as our largest deposit client. But over the last few years, we followed the firm more closely and admired its leadership position in offering securities based lending or SBLs through a scalable and robust technology platform. And in addition to what Jim has already mentioned, we believe there are many strategic benefits to both firms in this combination and I'll outline a few in a minute.
The first, beginning on Slide 4, I appreciate some of you listening may not be familiar with Raymond James. So let me provide a quick overview. Raymond James is a leading diversified financial services company. We are an S&P 500 and Fortune 400 company. 10 years ago we set out to be the premier alternative to Wall Street, which means we wanted to keep a regional boutique family-oriented firm, reflecting our culture, yet grow to a size and scale that we can compete with the largest providers in our industry and provide the absolute best service and solutions to our advisors and clients.
Our primary business is our Private Client Group or we refer to as PCG, where we serve more than 8,400 financial advisors in the U.S., Canada, and the UK who manage more than $1.2 trillion in client assets through multiple affiliation options. PCG is by far our largest business accounting for two thirds of our revenue and closer to 80%, if you include ancillary revenues related to asset management and banking services to those clients. So this business is really the lifeblood of most everything we do.
Our other businesses include capital markets business, which serves clients with M&A activity, equity and debt underwriting, and equity and fixed income sales and trading. Our bank's subsidiary Raymond James Bank has assets of nearly $35 billion serving corporation and PCG clients.
Our asset management subsidiary, Carillon Tower Associates, which operates a multi-boutique structure and manages retail and institutional fixed income and equity strategies of approximately $69 billion. We always strive to be extremely well-capitalized and have over two times the regulatory capital to be considered well capitalized and have a strong investment grade credit rating including an A minus rating with Fitch.
TriState Capital on Slide 5, there's a quick snapshot of their business which Jim introduced at the beginning of the call. The firm has had strong growth trajectory since inception. TriState Capital has annualized net revenues of $244 million and a pre-tax income of $92 million, representing a 38% tax margin--pretax margin. The firm operates an efficient bank model with total assets of $12 billion and total loans of nearly $10 billion.
In the past I've joked that Raymond James has one branch and two ATM's and no plans to double either. And I'm happy to say TriState is one of the only banks in the country that keeps me honest on that statement, as they don't have any branches or ATM's. TriState Capital is a leading provider of securities based lending and has a terrific digital lending platform and robust risk management and technology system.
Lastly, Chartwell Investment Partners, the firm's asset management business has assets under management of approximately $11 billion, which will fit nicely under Carillon Tower Associates, a multi-boutique model.
Moving to Slide 6. There are several key benefits to this combination. First, as I mentioned earlier, we are culturally aligned with strong values and a shared client focus; makes TriState Capital a leader in the attractive and high growth security space lending business, generating tremendous growth enabled by its innovative digital lending technology platform and supported by a robust risk and collateral management technology system.
Additionally, through the client class cash suite program, Raymond James has stable and large deposit base that can provide TriState with relatively low cost funding to fuel its high growth levels. And through a second bank charter, we will remain separately--it will remain separately branded. Raymond James can provide internal FDIC insurance deposit capacity to Raymond James Private Client Groups’ clients. Also TriState Capital diversified Raymond James funding sources through its natural treasury management and liquidity management services for its sophisticated clients.
Next, TriState Capital has an excellent track record for maintaining strong credit quality across its private banking and commercial lending portfolios. Lastly, Carillon Tower Associates and Chartwell Investment Partners are complementary asset management businesses and will leverage Carillon Towers Associates multi-boutique structure to increase scale, drive distribution and realize operational and market synergies.
Moving to Slide 7. Raymond James is a firm centered on core values. We have always put clients first. We act with integrity. We're conservative and we take a long-term view, and we value our independence, and the TriState Capital family shares these values, which we always knew, but that align -- that became even more evident as we went through the due diligence process together. TriState Capital has an incredible management team, which is evident across every business and function in the organization.
Under the continued leadership of Jim Getz, TriState will continue to operate autonomously, keeping their brand name, their client relationships, their pricing decisions, their dedicated employees, their offices, their separate client technology, their separate data systems, and their separate bank subsidiary. We will preserve TriState's independence to ensure they maintain the entrepreneurial spirit that has been instilled by Jim and the entire management team. TriState will serve their independent clients and not serve on the Raymond James platform.
Moving to Slide 8. Through its investment banking business, TriState Capital is a leading provider of security-based loans to financial advisors. They have relationships with financial advisors at numerous broker dealers, RIA custodians, trust companies, and other financial intermediaries. We know and love the SBL business as Raymond James Banks provides SBLs exclusively to our private client, group clients. Both firms have enjoyed tremendous growth in these portfolios over the past several years.
And as most of you know, SBL loans are fully collateralized by marketable securities and have zero percent risk weight, resulting in an excellent risk adjusted returns. TriState Capital's SBL balances grew at a compounded 29% annual rate from 2016 to 2020, and actually accelerated that growth year-to-date. Similarly, Raymond James SBL balances grew rapidly during the same period.

Looking at the pro forma combined loan mix, SBLs we grow from 21% of Raymond James total loan portfolio as of June 30th to 33% on a pro forma basis, including TriState Capital's loan balances. Again, this was a very attractive asset class providing excellent risk adjusted returns with significant head room for more growth at Raymond James and across the industry.
On Slide 9, TriState Capital's leading digital lending platform and robust collateral management technology systems have supported strong loan growth in a reasonable and scalable manner. This technology is a true differentiator in the marketplace, bolstering TriState dominant capital in the SBL business.
On Slide 10, this combination provides significant deposits and capital synergies. As of June 30, Raymond James had approximately $63 billion in its clients' domestic cash suite balances. The vast majority of those balances are held at Raymond James Bank Deposit Program or RJBDP where clients' cash balances are swept into interest bearing deposit accounts at RJ Bank and various third-party banks.
By tweaking cash into RJBDP, clients receive a higher aggregate FDIC insurance by spreading those deposits across multiple banks within the program. RJBDP is a source of relatively low cost deposits, stable deposits for RJ Bank, and relied upon to fund its asset growth. As of June 30, $29 billion was swept into Raymond James Bank, which has a weighted average cost of deposits of 8 basis points, which includes a small amount of higher core at deposit sources.
TriState Capital has deposits of approximately $10.3 billion and has a weighted average costs of 41 basis points. While we both share the objective that continued to strengthen and grow its independent deposit franchise, the portion of the current and future deposits is expected to be replaced by lower cost RJBDP balances, helping fund TriState's rapid growth in a more profitable manner.
Furthermore, having a second bank charter could provide more internal FDIC insurance deposit capability to Raymond James' Private Client Group clients is especially valuable in this environment, where demands for deposits from unaffiliated banks has meaningfully declined over the past 12 months.
Turning to Slide 11, TriState Capital's deposits, which are sourced through numerous client relationships would diversify the funding sources for Raymond James, which will become particularly valuable when deposits become precious in our industry again. TriState has also invested heavily in technology to support its treasury management business, which is led by 13 dedicated and experienced professionals and serves nearly 500 clients.
On Slide 12. As the slide shows, both firms have a history of strong credit quality. TriState Capital highly experienced lending and credit management teams, combined with its discipline loan approval processing and collateral monitoring system, have led the super credit quality across the entire portfolio, similar to Raymond James Bank.
TriState truly has a fantastic commercial lending business, which is primarily sourced directly in select markets and is very relationship focused. Another similarity is both Raymond James Bank and TriState Capital Bank are concentrated in floating rate assets, which is nearly 94% of TriState Capital Bank’s assets being floating rate, providing significant upside in a rising short-term interest rate environment.
Turning to Slide 13. Carillon Tower Advisers and Chartwell Investment Partners will pro forma combined assets under management of approximately $80 billion are complementary asset management businesses. Chartwell will operate as a subsidiary of Carillon, while maintaining an independent brand and management, allowing Chartwell to leverage Carillon's multi-boutique structure to increase scale, drive distribution, and realize operational and marketing synergies.
Turning to Slide 14, our capital position is strong with well over 2x the required levels of regulatory capital to be considered well capitalized. This transaction structure and consideration mix allows current TriState Capital shareholders to participate in the future upside while also enabling Raymond James to maintain our strong liquidity and capital positions with expected flexibility to repurchase shares to offset dilution associated with the transaction post-closing.
We believe this sufficed deployment of liquidity and capital allows for further ability to maintain the dividend policy, buy-back stock to offset dilution, and support continued loan growth. We are maintaining our commitment to deploy excess capital, achieve a Tier 1 leverage ratio of approximately 10%, which will be significantly accelerated by this transaction.
Now, I will turn the call over to Paul Shoukry to provide an overview of the transaction. Paul?
Paul Shoukry
Thanks, Paul. It is truly a privilege to be here this morning with the TriState Capital team to discuss this exciting transaction.
Turning to some of the details on the transaction on Slide 15. Under the terms of the agreement, Raymond James will acquire TriState Capital and the combination cash and stock transaction. TriState Capital commons stockholders will receive $6 cash and 0.25 Raymond James shares for each TriState Capital share, which represents per share consideration of $31.09 based on the closing price of Raymond James common stock on October 19, 2021.
Raymond James has entered into an agreement with the sole holder of the TriState Capital Series C perpetual noncumulative convertible non-voting preferred stock pursuant to which the Series C convertible preferred will be converted into common shares at the prescribed exchange ratio and cashed out at $30 per share. The TriState Capital Series A and Series B preferred stock is expected to remain outstanding and be converted into preferred stock of Raymond James.
Importantly, as both Jim and Paul explained, TriState Capital will continue operating as a separately branded firm and as a standalone division and subsidiary of Raymond James with Jim Getz remaining as TriState Capital Holdings' Chairman and CEO; Brian Fetterolf remaining as TriState Capital Bank’s CEO; and Tim Riddle remaining as Chartwell's CEO. Management and approximately 350 associates are expected to remain with the firm in its existing office locations to support TriState Capital's continued growth and maintain their very high service levels.
To support this retention, the transaction includes $15 million of two year retention for certain associates. And importantly, many of TriState Capital's employees have existing retention in place, currently north of $50 million worth, which will remain in place by converting to an equivalent value of Raymond James stock retention post-closing. Both Boards have approved this transaction and this acquisition is subject to customary closing conditions, including regulatory approval and approval by TriState Capital shareholders and is expected to close sometime in 2022. This timing will largely depend on the timing of the regulatory approvals.
We project the transaction to be accretive to diluted earnings per share in the first full year post-closing, excluding acquisition related expenses, and over 8% accretion in diluted earnings per share after the third year. And that assumes the full stock based consideration issued as part of this transaction. The accretion estimates increased meaningfully by approximately 400 basis points, assuming share repurchases post-closing to offset share shares issued as part of the transaction consideration. We believe we would have sufficient capital and liquidity to do so
Especially because we will largely be restricted from repurchasing shares between now and closing. And if we do have that anticipated capacity, these were purchases would not be guided by our typical price thresholds given the very specific purpose of offsetting the stock consideration associated with this transaction. We expect to generate cost synergies primarily by replacing a portion of TriState Capital Bank’s current and future higher cost deposits with Raymond James’ lower cost deposits from the Raymond James bank deposit program.
Specifically, we are conservatively modeling $3 billion of deposit replacement in the first full year following closing and that 75% of the future funding needs over the next few years would be funded with the lower cost Raymond James Bank deposit program balances.
The actual amount and timing will obviously depend on a lot of different variables, which none of us can predict at this juncture. And importantly, while deposit replacement helps with short term accretion, our long term objective is to continue strengthening their fantastic depository franchise to strengthen client relationships and diversify our combined funding sources. So we will take a balanced approach focus on the long term, just as we always do.
Finally, our accretion estimates assume short term interest rates increased 50 basis points in 2023 and another 50 basis points in 2024 for a total increase of a 100 basis points over the next three years. It's important to note that 94% of TriState Capital's assets are floating rates. So this transaction significantly increases our upside exposure to higher short term interest rates. And we only model that TriState Capital's NIM would increase around 30 basis points to around 2% after the first 100 basis points of rate increases, which is well below their NIM prior to the pandemic.
Now, let me flip to Slide 16 to provide a summary of the total consideration. The total consideration for the transaction will be about $354 million of cash and 7.8 million shares of Raymond James stock. At RJF's current stock price this represents total consideration of around $1.1 billion between the cash and the stock. This table also breaks out the components of the capital instruments reflected in this total consideration.
Before I hand the call back over to Paul, let me explain our projected impact to our Tier 1 leverage ratio, which we have guided to work down to 10% overtime, still twice the regulatory requirement. This transaction meaningfully accelerates our glide path to hitting this goal, as we would expect an impact of about 150 to 200 basis points upon closing based on the current consideration mix.
And we would expect around another 100 basis points of incremental impact if we repurchase shares to offset the equity consideration in this transaction, which is our current expectation. So a total impact to our Tier 1 leverage ratio of somewhere around 250 to 300 basis points. But remember, we also expect our current ratio to grow between now and closing, giving our earnings and restrictions on buying back stock between now and closing.
So with that, I'll turn the call back over to Paul Reilly. Paul.
Paul Reilly
Thanks, Paul. And I know for those of you who followed us a long time, sometimes people think we're too deliberate and we were hoarding capital, but I think we've always said we're going to strike when we think it's a great deal for shareholders in the long term. And we are extremely excited about this transaction and could not be more optimistic about the growth prospects for

TriState as part of the Raymond James family. Jim and I are both confident the transaction will yield positive outcomes for TriState Capital's associates and their clients, and that our shareholders will benefit over the long term.
I know there's a lot of questions. So with that, I'm going to turn it over to the operator. Operator?

QUESTION AND ANSWER
Operator
Ladies and gentlemen, at this time we'll begin the question and answer session. To ask a question, you may press star and then one using a touchtone telephone. If you are using a speakerphone we do ask you please pick up the handset before pressing the keys to ensure the best sound quality. To withdraw your questions, you may press star then two. Once again, that is star and then one to join the question queue. We'll pause momentarily to assemble the roster.
Our first question today comes from Manan Gosalia from Morgan Stanley. Please go ahead with your question.
Manan Gosalia
Hi. Good morning all. Congrats on the deal. Paul, I was hoping you could talk a little bit more about the benefits from the deal beyond the loan portfolios that are coming on, the premium you're paying at the 8% ABS accretion suggests that there is room for significant growth and synergies between the two businesses.
And I know you mentioned some of the synergies and on the asset management side and also the digital lending platform and the risk management technology that TriState brings. Can you help us understand what additional synergies you see versus having grown the SBL and the commercial loan portfolio organically?
Paul Reilly
Well, first, I mean, I don't think we have the market to grow the SBLs organically because our bank will continue to be there to service the Raymond James clients. TriState is a whole different business serving independent advisers, RIAs and will continue to be separate. And it's kind of one of these unique transactions that you have a high-quality organization that's very fast growing that needs capital and needs deposits.
First, they're going to service their client deposit needs. But beyond that, they need deposits. And we have excess capital and we have excess deposits that we have difficulty deploying at a good cost. So not only do they get low-cost deposits, but we're going to earn a lot higher spread on that cash than we would depositing on our own. And we just see with their growth and our growth, just a tremendous financial opportunity over time.
So keeping them independent is important to make sure their independent clients know that their data, their operations and their technology is separate. No different than Carillon Towers, where we have a lot of firms and advisors use our funds that aren't with us, but everything is separate, and they service their clients. TriState will continue to service their clients, but we believe just the financial arbitrage on deposits as they grow will be significant.

And so, it's just like two organizations doing the same thing, a little different markets with a perfect fit, one needing capital and deposits and one having excess capital and deposits. And we see tremendous loan growth opportunity at TriState as we do at Raymond James Bank with different markets and different customers.
Manan Gosalia
Okay. Great. And then another question I'm getting this morning is why structure the deal with a large equity component, which you will eventually buy back? Is there -- are there some restrictions around what you can do with your capital until you buy back the stock? And is there--why not just do more cash right now as opposed to doing stock and then buying back the stock later on?
Paul Reilly
I think it's kind of pretty simple. You have a buyer and a seller; the buyer was happy to use all cash. The buyer wanted--the seller wanted stock. So, we structured the transaction because that's what they wanted. It shows a long-term commitment by the management team, which are large holders, and Jim is the founder--hold Raymond James stock, which we believe is good for the long term, both retention and management. And we will buy back stock when we're permitted after the transaction--till the transaction closes.
By SEC rules, we have restrictions. But we will buy back stock to kind of simulate more of a cash buy back when we can. So we would have been happy to use it for cash. It wasn't a restriction. But--and this was what took to get the transaction done, and we felt that from a retention standpoint, probably long term, we were better off to have them invested in our future also.
Manan Gosalia
Great. Just to follow up on that, is there a time frame within which you would buy back the stock after the deal is completed?
Paul Reilly
Yes, we will--you can never predict what's going to happen in markets and everything else. But we're essentially, until it closes, are going to be restricted from buying back stock. So I don't know if these average transactions take six months, plus or minus, could be shorter, could be longer. So it's going to be--we're going to have to clear that hurdle. And then our plan today is to be much more aggressive in buying back stock to make this transaction more look like a cash purchase.
Paul Shoukry
Yes, I think just to reinforce that, this would not be modeled like our typical messaging around buying back stock on an opportunistic basis. This would be a much more deliberate action with a more tailored objective. So it will be pretty quickly following closing, subject to volumes and other things, obviously.
Manan Gosalia
Okay. Great. Thanks for taking my questions. I'll hop back in the queue and congrats again on the deal.

Operator
Our next question comes from Devin Ryan from JMP Securities. Please go ahead with your question.
Devin Ryan
Okay. Great, good morning everyone. Congratulations to both sides here on the announcement. I guess just kind of following up on the previous line of questioning. Just trying to get a little bit better sense around TriState's growth over the last year, I mean, tremendous momentum on the bank. And if we can just dig in a little bit more to what drove that, what TriState was doing well.
And then as we think about the combination with Raymond James, clearly, you're adding capital, adding resources, adding funding efficiency, could that growth have been even better over the last 12 months if this deal, say, happened a year ago, so was there opportunity left on the table? And just think about kind of the growth potential moving forward, how should we be modeling that now that we have this combination?
And then also, if you can touch just a little bit more on Chartwell and what the opportunities are there specifically and can you accelerate growth? Or is it more just you're providing a more robust platform and infrastructure that they can leverage? Like how should we think about the ability to actually expand assets and work with more clients there?
Paul Reilly
So Devin, a good multipart question there. So a lot of areas to cover. First, the SBL market is a big market. If you look at the industry, as you know, margins was the traditional source of funding can only be used for securities. If you look at the industry that really the SBL market has been the growth market and margin has been pretty flat. So it is the preferred financing method--mechanism.
For most broker-dealers or independent RIAs, they either, have to go to a one-off bank relationship, which isn't technology-driven, isn't efficient. Or start their own bank, which isn't cheap and brings on extra regulators, or go to really very limited alternatives in the marketplace.
So TriState saw this trend, created really a leading technology where they could go to these independent advisors, RIAs and other people and allow them to go on to their platform and efficiently, not only put the loan on, but have it effectively and quickly approved and really have SBLs where there really wasn't another source, except a very, very cumbersome one-off business.
So they saw that. The market's growing. And I'll tell you that I think their only limitation has been how fast can they process it and how much capital and cash they need because the market is huge. I think they're into the second or third inning into the SBL penetration. Given where they started and given their capital, they've done a great job, but if you look at volumes and requests, I think they've actually had slower growth because of the capital cash and operational funding. They're growing fast for their size organization, but I think they're very disciplined managers, and we're going to make sure that they grew thoughtfully and within their capital and cash raising needs.
So I think, with us, and they believe too, with that extra deposit base to fund those loans and extra capital, they could have grown much more quickly. And if you look into the future, now that the technology platform is really mature, I think with the capital and funding sources they will be able to grow substantially.
Now, there's only so much you can do when you're ramping up, too. So they're very focused on quality and service to their existing clients. But yes, I think the growth opportunity, I think, they're in the early innings. They're a leader, and we're willing to invest more capital in their investments and their technology and growth. And we both believe strongly that they will grow quicker and more efficiently.
So that's the reason. That's the synergy. It's just, it's a unique point in time where two organizations that think the same have opposite needs on capital and liquidity. And putting our load--as you know, the challenge to earn off our deposits, to put our lower cost deposits in where they can earn a significant spread based on what they're earning, it's going to be very accretive for everybody.
And so we're very confident, as confident as you can be in any market. Things can happen in the market, but long term, and right now if you look at market outlook, short term should be very, very synergistic. And I think the growth will continue to be strong, much stronger than we can do it. We only lend at Raymond James Bank to Raymond James Bank, Private Client Group, and that's going to be the structure. They will end to other advisers outside of the Raymond James family. Separately, not on our platform.
Paul Shoukry
And as far as Chartwell goes, we think that's an exciting opportunity as well. They have around $11 billion of assets under management. And Carillon Tower Advisers has the multi-boutique structure. And so Chartwell will be able to tap into that distribution to further enhance their client relationships. They have very good products on the--particularly on the fixed income side. They have high-grade, high-yield type products, both short and intermediate term products that have been generating pretty good net flows over the last couple of years.
And so that will be synergistic with our Carillon Tower Advisers multi-boutique affiliation model, keeping their separate brand and independence just like all the Scout and Reams and other affiliates under that umbrella.
Devin Ryan
Okay, terrific. And just a real quick follow-up. I think I know the answer here, but as you think about just the pro forma mix of the bank or the aggregate bank balance sheet with TriState Bank as well, is there any consideration of mix shift? Or are you comfortable--SBLs are obviously high quality, safe kind of loan. But on the commercial side, is there any consideration of the pro forma mix evolving at all and that could dictate how much capital you allocate to allow growth to occur in Tristate? Or is it to the extent they see good opportunities, let them grow as fast as they can?
Paul Shoukry
We're going to want to continue to facilitate our combined growth, Devin. I mean the thresholds that you're referring to are thresholds that we set maybe 15 years ago when our bank was primarily a corporate lender. And so we were really setting those thresholds to manage credit risk on the balance sheet. But with the change in mix, SBLs now would represent 33% on a pro forma basis of those overall loan mix. And then, a lot of our bank today and their bank has securities portfolio with very limited credit risk. They have investment-grade corporates in their securities portfolio.

And as you know, our securities portfolio is all agency-backed mortgages. And so we--some of those thresholds we set 10 to 15 years ago really don't apply in the same way now that we're a much more diversified banking institution. But most importantly, Raymond James has always been and will always be a Private Client Group-focused firm. And so that represents, let's say, 67% of our revenues now. This transaction does not change that mix and nor do we want to change that mix.
We always want to focus, first and foremost, on the Private Client Group business because that is the lifeblood of almost all of our other businesses and will actually be part of the lifeblood of TriState Capital as well as we use the deposits. The internal FDIC insurance capacity, which is a benefit to our clients, particularly in this market with third-party bank demand for deposits has declined to almost nothing. It will increase FDIC insurance for our Private Client Group clients and help fund synergistically TriState Capital’s growth as well.
Devin Ryan
All right. Great. Thanks very much.
Operator
Our next question comes from Steven Chubak from Wolfe Research. Please go ahead with your question.
Steven Chubak
Hi. Good morning, and congrats on the deal, everybody. Certainly, a really interesting transaction. First, I just wanted to start off with just a question on the assumptions underpinning some of the merger math or accretion math. I was hoping you could just outline what you're assuming in terms of revenue, SBL growth, and expense synergies that are underpinning that 8% accretion assumption. And I was hoping to get some insight, too, into just how the compensation model works at TSC. As we think about incremental revenue growth, what's a reasonable assumption in terms of the marginal margin for every dollar of revenues?
Paul Shoukry
Thanks, Steven. As you know, we model fairly conservatively. So they've had fantastic growth across their SBL and commercial lending portfolios. But we don't straight-line that type of growth--those type of growth rates in our projections. So in most of those cases, we're essentially cutting their historical growth rates almost in half, which would actually still be good growth over the next five years, frankly, just given how strong the growth has been. But we wanted to be conservative in our modeling.
And actually, your model, Steven, that I saw last night, was reasonable. I think the only major difference was we're factoring in increases in short-term rates starting two years from now. In years 2 and 3, 50 basis points each. So we get some, obviously, uplift there given that 94% of their assets are floating rate assets. So this gives us a lot more exposure to higher short-term rates.
And then, as far as expense synergies go, really, it's mostly from the replacement of the $3 billion of deposits in year one and then 75% of the funded growth going forward coming from our lower cost deposit base. But again, it's important to mention, three years ago when we first met with Jim, the reason we were talking is because we needed another charter to provide more internal FDIC insurance capacity, and we wanted to diversify our funding sources because, as you may recall, I know sometimes we forget, but just two years ago, cash was precious. And I think we all believe that cash will become precious again.
And so having a diversified funding source, which TriState has an excellent one, is not something that we want to diminish in value over the next couple of years just to get short-term accretion. We want to continue strengthening their--particularly their treasury management operation. They've got great technology there and great client relationships. And so that's going to be an area of focus for us as well as kind of continuing to diversify the funding sources for the firm overall so we're well positioned when funding becomes scarce again.
Steven Chubak
Thanks for that perspective, Paul. And since you brought the point of rates, I have a multifaceted question, at least on that topic. I'm curious how much the transaction actually increases your overall rate sensitivity? And SBL appetite has historically been much stronger during periods of low rates. Was hoping you could help handicap the impact that higher rates can actually have on SBL growth going forward.
Paul Shoukry
Yes. That's part of the reason we significantly reduced kind of the growth rate going forward in our upgrade scenario. And so in terms of the exposure, again, 94% of their assets are floating rate assets on the bank balance sheet. So it's pretty straightforward. And then, even the parts that are fixed rate, our securities with relatively little duration that we price over time and higher rates, too. So it gives us much more exposure to a higher short-term interest rate environment going forward.
Steven Chubak
Got it. And just final one for me, just on managing conflicts and potential revenue dyssynergies. Recognizing that TSC is going to operate independently, how do you handicap the risk that TSC clients may be reluctant to partner with one of their largest competitors? And how do you manage, also, the potential conflict where TSC sales personnel are getting compensated for marketing SBL product, whereas Ray J advisers are not? I mean I recognize that Ray J historically has had more of a, let's call it, pull versus push approach to marketing SBL products. I just want to get a sense of how you're mitigating some of those potential conflicts.
Paul Reilly
Yeah. So first, I think as--we're in an industry that everyone competes and uses each other's products and services. If you take any of the funds there, Carillon Towers--Promontory was owned by Bank of New York. I mean, it's just on and on and on and on.
So the question is for their clients is--are they really going to be independent? And the answer is yes. Their operational data, just like in Carillon, everything they do is going to be separate. They're not going to--their salespeople are not going to call on Raymond James. It's very, very different. So I think the key is being able to show people that, one, they're independent. The Raymond James name won't appear on any client statements on any information. It will be just TriState. Very important to, but separately, branding.
And we're just not going to interfere with the business that's been very, very successful. And I think that when people see that happen, just like in the mutual fund business or other products and services, they'll see that--and the pricing is all determined by TriState, they'll see that it's a good deal, and they have a great client relationships, so why would they change? The change, there's probably one other competitor that's associated with the financial services organization or you start a bank.
So the question is if you're going to be in the SBL business, do you do it yourself or do you need a bank? You go where you just do one-off relationships where you don't have the technology and systems that are integrating. You don't have to service the platform that TriState's built. Or do you go to another competitor that has their name on the statements for their clients?
I mean, so I think the choice will be pretty clear. I think we're a trusted name. We've operated this way in Carillon Towers for many years. And we are committed to keeping that independence because, if we don't, we'll just mess up the business that we paid a fair but good price for, and so why would we do that? And so I think that most people will watch. And if we do what we say we'll do, they'll be very comfortable and they'll see that independence. So it's not an issue for us. That's how we've operated in other segments, and we plan to continue to operate here that way.
Operator
And ladies and gentlemen, once again, to join the question queue, you may press “* and then “1.” We do ask that, in the interest of time, that you please limit yourselves to one question and a single follow up. Our next question comes from Alexander Blostein from Goldman Sachs. Please go ahead with your question.
Alexander Blostein
Thanks, guys. Good morning. Thanks for taking the question. So Paul, maybe just a question on M&A strategy broadly. If you look at the type of deals you guys have done over the last couple of years, they were on the smaller side of things and focus more on kind of the advisory investment banking, maybe some asset management and sort of not more kind of balance sheet focused type of transactions. Does that signal at all that you guys are willing to look a little bit broader? I'm assuming for now this kind of takes you out of the acquisition market for a little bit of time, but just thinking about the type of deals that you could contemplate going forward.
Paul Reilly
I think that we haven't changed our focus. We've always said that our number one was, if we could get a group of great advisers to join us, our firm, we'd do that. But there are very few firms and they're private and generally not for sale. We've looked at and we've continued and will continue to focus on growing the M&A platform, and even in all of our businesses, asset management.
But we've said we are going to look further afield as we've purchased Northwest Securities in our processing for retirement plans or other technology platforms that would help service advisers. This, we believe--ironically, you can buy those firms, but you don't deploy a lot of capital. You deploy cash, but it doesn't really affect your Tier 1 ratio.
We can't grow the bank fast enough, really, to get back our Tier 1 down. So the choices are what's a better investment buying stock or really investing in something that's extremely high-quality, a growth engine where we can get a good return on that capital? And we believe that TriState's one of those. We really haven't looked at acquiring banks. We've been approached many times for banking franchises, but they really don't do anything for us. We buy assets, we use capital, but there's no real strategic advantage, except a bigger loan portfolio.
And here, we have everything we've been looking at in banking. Great technology, a high growth engine, a high-quality management team, we think a long-term growth business. It needs our capital and cash, which is what we want to deploy. And I think it's going to help us grow for a long, long period of time.
So that was the reason for it. I don't think it changes. In that sense, it's one-off. We don't plan to look for another bank. But we do plan to continue focusing on our core businesses, and we're happy--with growing TriState Capital and Raymond James Bank, I think that we have a good mix and balance on deploying capital into areas we really like, which is really the Private Client Group and retail-oriented products of SBLs and mortgages. So that's always been in our game plan, and this was just a very unusual opportunity and I think one of a kind to really accelerate that.
Paul Shoukry
Yes. And maybe the only thing I would add, Alex, is while this is a significant transaction for us, we will still have plenty of balance sheet capacity and flexibility to pursue other acquisitions. And unlike a major Private Client Group acquisition, which would have significant integration implications, we're really keeping this TriState Capital separate where there's not going to be a technology or systems integration on the back end that would be highly disruptive to our technology or operations team.
So saying all of that to say, we're still open for business on the acquisition front. But we're going to be, just as we always have, extremely deliberate, patient, and run all the opportunities through the acquisition criteria that Paul Reilly mentioned on the call earlier.
Paul Reilly
Yeah. I just want to reinforce, if you look at Charles Stanley transaction in the UK, again they have the back office and service, and we really aren't doing--integrating them into our systems. Here, it's the same thing. They're going to have their own systems in operation. There's going to be kind of--it will impact the financial reporting and how it rolls up. That's really it. The business will continue.
So we don't see a high demand on--certainly on relationships and getting to know each other and seeing what tools we can help each other with. But it's going to be independent and there isn't that lift. So we have the capability and bandwidth if something comes up to react to it.
Alexander Blostein
Got it. Thanks for that.
Operator
And ladies and gentlemen, our next question comes from Christopher Allen from Compass Point. Please go ahead with your question.
Christopher Allen
Yeah. Good morning, everyone. Congrats on the deal. I was wondering if you could give us some color maybe from the TSC side. What are the barriers to entry for competitors starting up a similar platform?

Jim Getz
To be quite honest, we have very limited formidable competition in the marketplace. And by that, essentially, there are two other parties we periodically come across. You may have heard of a company called Goldman Sachs. They have an entity that goes out into the--if you're speaking specifically about the private banking business that we have, they have an entity that solicits that type of business.
And there's a bank called Bancorp in Delaware that's out there. But by far, we've been able to get the dominant market share of this business and continue to grow our business pretty dramatically. And it's what I would characterize as responsible growth. All these loans are over-collateralized, priced to the market on a daily basis and highly liquid. And then, if you take a look at our commercial banking business, we've carved out a niche there in all the businesses across the board.
Whether it's Chartwell or commercial banking or private banking, we have highly experienced individuals. We have very little turnover at our company. And we look at it as we've built a foundation now of over $12 billion of assets. And what we're doing today with our friends at Raymond James is not about where we are today. It's really about tomorrow and taking this company to a much higher pace and leveraging off what they've put in place over the years of a very strong balance sheet and income statement over their past 59-year history.
Paul Reilly
I think if you really look at what we were overly impressed with, was that we looked at our own SBL business where we serve our client--our advisers and the technology and the systems that went into it. And when we did the due diligence, the sophistication of their front-end systems to be able to go into all these different advisers with different organizations and be able to get the SBL technology, which is obviously, you could see by the thoughtfulness and the robustness of the technology developed over a long period of time.
And then, as they're focusing on even speeding up their back-end processing and get these approved, when you're in the same organization, that flows a lot easier. When you're servicing multiple organizations, that technology gets to be critical and has to be customed and integrated. And we were just really impressed with the technology and the systems they've developed and the lead they have and their continued development of it, which we will support.
So that's really the barrier. You can say you want to do this. We could say at Raymond James Bank, we wanted to do this with--we have all the systems, the process, SBLs and everything else. But if we went to third party, it’d take years to really create a system that probably wouldn't even be competitive by the time we rolled it out, and we'd be even further behind from where TriState Capital is focusing their technology development.
They found a niche very early on, developed to it, created very robust technologies. And you can say you want to do it, but it's not an overnight thing. It would take years to do it. So that's the lead. And hopefully, the technology they continue to develop and invest just clearly sets some continually apart.
Jim Getz
If you look at our business, this is a company that has historically invested in their clients, their people, their infrastructure and their technology. And all you have to do is take a glance at our income statement. We have a separate category there for technology. And you can see the amount of money that we've been consistently investing anywhere from $3.5 million to $4.5 million every single quarter.
Paul Reilly
Yeah. And I would just add, when you do this on a held-away basis across all the custodial platforms, each of those are key account relationships that effectively took years to develop. So the amount of expertise that's within the organization is--and building this ecosystem, if you will, of how we work with those third-party custody platforms has taken over a decade to build.
So basically, our technology we built around the expertise and the client experience that we knew we needed to deliver, which includes great things from an adviser perspective, ease of use, things like that. But from a custodial platform perspective, includes safety, soundness, security, all those things. So it's been a tremendous amount of work, both on the distribution side, the product development side, the technology side, all coming together to sort of manifest the business into technology.
Again, as we talked about before, there are a couple of places where we've done that as well. Treasury management, Paul had referenced, as well as in our fund finance and some other commercial verticals, where we think, again, our technology spend has built on expertise in the business that really separates us from others. We agree, it would take a long time to replicate that on an organic basis.
Christopher Allen
Great. Thanks, guys.
Operator
Our next question comes from James Mitchell from Seaport Research Partners. Please go ahead with your question.
James Mitchell
Hey. Good morning.
Unknow Speaker
Hey, James. (INAUDIBLE)
James Mitchell
Hey. Just maybe--you have $25 billion of client deposits held away at third-party banks. You're targeting replacing $3 billion with TriState. That seems a little conservative. Is there a reason why you could replace more of that deposit funding more quickly? Or is it simply you want TriState to maintain those sweep (PH) relationships for longer-term growth?
Paul Reilly
First, their business is a relationship business. So whether it's with their SBL clients or their commercial clients, it's an asset and liability business, both loans and deposits. So you can whisk away and say all your deposits are gone, but then you kind of destroy the relationship.

So the key is, where we can, where those deposit relationships aren't critical or they're one-off, they'll use our deposits. But where they're key to the relationships on the lending side, they need to maintain those. So we don't want to destroy the franchise by saying, here, take out all these deposits and use ours and we'll have a short-term gain but a long-term hurting of the franchise. So that's the reason.
So it could be more, but we're going to be very deliberate. We used, I think, what's a conservative target. But with their growth, we'll deploy more. If there's opportunities where they believe it doesn't match or the deposit relationships aren't important, they can utilize them. But we want them to maintain their client relationships, which is, again, both asset and liability oriented. You can't sweep away one part of the relationship and assume the other part stays.
James Mitchell
No, that's all fair. But maybe on the flip side, with that $25 billion of client cash, you've--does it change, now that you have a second bank charter, does it change the way you think about your capacity to hold client cash on yours or TriState's balance sheet? Now that you have a second charter, could you benefit from rising rates over the next couple of years by moving some of that cash on to the balance sheets?
Paul Reilly
Well, we will over time, right? So again, I don't think our strategy changes just like it has with Raymond James Bank. We've chosen not to pile on a bunch of security in that cash, right? But this will give us cash that has a very good spread as they grow. We're confident they'll use more and more of that cash. And we think it's just a good, fair to point, conservative projection on what we think on this. We don't want to be overly aggressive. Hopefully, with their growth, they'll consume more than that more quickly, but the market will determine that.
Paul Shoukry
And let’s not forget, Raymond James Bank is also generating phenomenal growth and has significant cash needs as well. And the cash that we have off balance sheet, Jim, as you know, that's all floating rate for the most part as well. So again, as Paul said, we're going to be deliberate. We're going to respect and strength--hope to help TriState Capital strengthen their client relationships. And like everything else we do, we like to build in a lot of flexibility for any kind of market environment, cash--any kind of environment in terms of demand for cash, et cetera.
James Mitchell
Okay. All fair. Thanks.
Operator
Our next question comes from Bill Katz from Citigroup. Please go ahead with your question.
Bill Katz
Okay. Thank you very much for taking it, and congratulations as well. Just coming back to security-based lending, appreciate that you're going to have separate brands that are not calling each other's clients. But Paul, is there an opportunity to take TSC's technology and accelerate the de novo opportunity for the Raymond James side for SBL?

Paul Reilly
Yeah. So you can--I think with--from both sides, we may use--borrow technology platforms in terms of not taking their technology, because ours is integrated into client reporting for our clients and to all sorts of systems. But in watching what they’ve done in terms of the front end and back end processing, we will probably, as we develop our technology, is use some of that approach and model to service our own clients.
So we're not going to have TriState--we'll not be servicing Raymond James client. Raymond James Bank will. But I think we've learned a lot from them in terms of the front-end technology, to advisers, some of the back-end processing and decision-making, and we'll certainly utilize those lessons in our own technology as we migrate it. So that will be an advantage. I think it will help us.
Their treasury management systems for their clients, we think we can utilize and probably will borrow that kind of software and systems in the bank for their relationships and things like that. So it will, I would call it, accelerate some of those--things that we do, they may borrow for their clients, but it's going to be separate. It's not going to be taking their technology and planning it in because, frankly, the integration would be huge. And the changes would be huge. So I think we'll migrate over time more to taking best-in-class in both of ours learning those lessons and integrating them into the separate technologies.
Bill Katz
Okay. Understood. And then, just a follow-up. You haven't spent any time really talking about the treasury services or maybe the opportunity for the investment bank. It seems like you're going to get an opportunity on both of those. Is there any synergies that you could anticipate or acceleration of market share gains as a result of a more comprehensive, sort of, set of services that you can offer to middle-market clients?
Paul Shoukry
Absolutely. We just acquired Sabile (PH), I guess, a couple of months ago here now, and they focus on serving small, midsized and large private equity firms. And they actually have--TriState Capital has a fantastic fund finance for the franchise that focuses on those type of firms. So that's an example of a synergy.
We haven't even modeled those type of synergies. There's a lot of opportunities, even through their commercial lending platform. We were at dinner last night talking to some of their regional managers about investment banking opportunities that they were not able to refer prior that they will be able to refer going forward with their commercial corporate clients.
So we're really excited. We've been so focused on the securities-based lending business and the deposit opportunity. But there's a whole lot more in terms of synergy going forward in the combined franchise, which I think makes all of us really excited internally.
Bill Katz
Okay. Thank you.
Operator
And ladies and gentlemen, our final question for this morning comes from Kyle Voigt from KBW. Please go ahead with your question.

Kyle Voigt
Hi. Thanks for taking my question. Just a quick clarification question for Paul regarding the expectation for the TriState NIM to increase to around 200 basis points with that 100 basis point increase in short-term rates. Does that include the impact of replacing some of those TriState deposits and having that 75% of incremental growth using RJF deposits? Or is that 200 basis point assumption just using the TriState current funding mix? So that's Part A. And then, Part B would just be, for those TriState deposits you expect to keep on balance sheet, just wondering how we should think about the deposit beta for those deposits specifically?
Paul Shoukry
Great question and something we can provide more detail on as we get down the road. But really, the 2%, they should be able to do that without the benefit of our deposits. And they've done more than that just prior to the pandemic with their own deposit base. So we're really not giving them the benefit of our deposit synergy and that 2% expectation.
Now they do have floors in some of their floating rate loans. So really, that benefit to NIM will be a little bit more back-end weighted for the first 100 basis points. Really, the 75 basis points after the first increase is where we'll see most of that benefit, given some of their loan floors. But in terms of the second part of the question was around--what was the second part of your question, Kyle?
Kyle Voigt
It was just around the TriState deposits you expect to keep. Just wondering how we should think about the deposit.
Paul Shoukry
The deposit beta of the future kind of TriState deposit, maybe, David, you could speak to that, but it will obviously depend on--the ones that we replace presumably would have a higher deposit beta because it's not as relationship-oriented as, for example, their treasury management system.
So I think their mix of deposits going forward would have a lower deposit beta, all things being equal than their deposit beta that have historically experienced as they've really increased the quality of the deposit franchise with relationship-oriented commercial clients. But I don't know, David or Brian, if you want to add to that.
David Demas
I think you've got it, Paul. We see NIM going to 175 without any movement in rates. And Paul's projection about 2% easily NIM on a go-forward basis is quite accurate. So for every 25 basis points in rate move, you'll probably see us pass on 5 to 10 basis points of that to the client and keep the remaining 15 or so.
Brian Fetterolf
Yeah. I think I would just add, as Paul said, over the last couple of years, we've certainly focused on diversifying our deposit base. Again, growing through relationships, different products, different account types, very much on the liquidity as a service type of focus. So that will have a better data than a pure interest rate relationship for sure.

And again, we've been out here building for the same thing that Paul said, which is, two years from now, we anticipate cash flow to normalize, whether that's an '18 version or a '19 version. But we're preparing for either of those. So we expect a pretty good data going forward. And that's the Raymond James deposit sources will certainly enhance that even more.
Kyle Voigt
Got it. Thank you. Congrats on the deal.

CONCLUSION

Paul Reilly
Yeah. So let me just--I'd like to quick closing statements. First, I know this is always sudden and you have a lot to digest. but this relationship really goes back years on a commercial relationship and then discussions really for a long period of time. And I don't know, the amount of due diligence we did over the last few months, I'm sure they're still ready to map this weekend through all the requests and work that we've asked for over the last few months in this transaction is that we believe it's just great for both businesses, as they do.
Jim as the founder was under--had no interest and, I think, in doing any transaction. But as we saw the synergies in the future for both organizations, became very excited for him and his associates, part of his family, and we feel the same way at the Raymond James family. So we'll have an earnings call next week where, I'm sure, a few more questions will pop up. I think Paul had one comment.
Paul Shoukry
Yeah, just a--hate to end the call on a public service announcement. But because this is a public transaction, public to public, we're really going to be limited in terms of answering questions. We're also in our quiet period, technically, until we release earnings. So send us your questions, but we'll try to address them on our earnings call next week.
Paul Reilly
Great. So thank you for joining us on short notice again. Again, you've always said we're sometimes too deliberate, too conservative. So you just assume we're--we did our homework, and we’re--we wouldn't do any transaction that we didn't really believe will be big boost long term to the franchise. So, thank you, and we'll talk to you next week.
Operator
Ladies and gentlemen, with that, we'll conclude today's conference call. We do thank you for attending. You may now disconnect your lines.